UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 11-K

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the period from January 1, 2002 to December 31, 2002

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission file number 1-4547 (Unilever N.V.)

A. Full title of the plan and the address of the plan, if different from that of issuer named below:

BESTFOODS HOURLY SAVINGS PLAN

UNILEVER UNITED STATES, INC.

390 PARK AVENUE
NEW YORK, NEW YORK 10022

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

UNILEVER N.V.

WEENA 455
3013 AL, ROTTERDAM
THE NETHERLANDS

UNILEVER PLC

UNILEVER HOUSEM
BLACK FRIARS
LONDON EC4 PBQ
ENGLAND

BESTFOODS HOURLY SAVINGS PLAN

FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

AND

INDEPENDENT AUDITORS’ REPORT

BESTFOODS HOURLY SAVINGS PLAN

Financial Statements

Table of Contents

Page

Independent Auditors’ Report	1
Financial Statements:
Statements of Net Assets Available for Benefits as of December 31, 2002 and December 31, 2001	2
Statements of Changes in Net Assets Available for Benefits for the years ended December 31, 2002 and 2001	3
Notes to Financial Statements	4-14
Certification of Administrative Committee	17-18

Bestfoods Hourly Savings Plan
Financial Statements
As of and for the years ended
December 31, 2002 and 2001

Bestfoods Hourly Savings Plan
Index

Page(s)
Report of Independent Auditors	1
Financial Statements:
Statements of Net Assets Available for Plan Benefits as of December 31,2002 and 2001	2
Statements of Changes in Net Assets Available for Plan Benefits for the Years Ended December 31,2002 and 2001	3
Notes to Financial Statements	4-14
Supplemental Schedules(*)

(*)	Supplemental schedules required by 29 CFR2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have not been included as they are not required since these schedules are prepared for the Unilever United States, Inc. Master Savings Trust as a whole, of which this Plan is a component.

Report of Independent Auditors

To the Participants and Administrator of
the Bestfoods Hourly Savings Plan:

In our opinion, the accompanying statements of net assets available for plan benefits and the related statements of changes in net assets available for plan benefits present fairly, in all material respects, the net assets available for plan benefits of the Bestfoods Hourly Savings Plan (the “Plan”) at December 31, 2002 and 2001, and the changes in net assets available for plan benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP

New York, New York
June 27, 2003

Bestfoods Hourly Savings Plan	2
Statements of Net Assets Available for Plan Benefits
As of December 31, 2002 and 2001

	2002	2001
Assets
Interest in Unilever United States, Inc.
Master Savings Trust, at fair value
Investments	$9,535,528	$—
Loans to participants	$645,290	—

Total interest in Master Savings Trust	10,180,818	—
Mutual funds	—	7,364,012
Collective Fund	—	2,875,528
Loans to participants	—	711,008

Total assets	10,180,818	10,950,548
Liabilities
Administrative expenses payable	344	—

Total liabilities	344	—

Net assets available for plan benefits	$10,180,474	$10,950,548

The accompanying notes are an integral part of these financial statements.

Bestfoods Hourly Savings Plan	3
Statements of Changes in Net Assets Available for Plan Benefits
For the Years Ended December 31, 2002 and 2001

	2002	2001
Additions:
Additions to net assets attributed to:
Investment income:
Net depreciation in fair value of investments	$(1,390,765)	$(1,871,089)
Interest	226,175	74,194
Dividends	63,367	421,866

	(1,101,223)	(1,375,029)
Contributions:
Contributions from participants	1,295,269	2,089,296
Contributions from employers	333,066	536,284
Transfer in from affiliated plans	—	12,411
Transfer in from unaffiliated plans	—	1,849,143

Total additions	527,112	3,112,105

Deductions:
Deductions from net assets attributed to:
Benefits paid to participants	939,444	1,614,365
Administrative expenses	5,213	14,156
Transfer out to affiliated plan	—	218,084
Transfer out to unaffiliated plan	352,529	10,481,857

Total deductions	1,297,186	12,328,462

Net deductions	(770,074)	(9,216,357)
Net assets available for plan benefits:
Beginning of year	10,950,548	20,166,905

End of year	$10,180,474	$10,950,548

The accompanying notes are an integral part of these financial statements.

Bestfoods Hourly Savings Plan	4
Notes to Financial Statements

1.	Description of Plan

The Bestfoods Hourly Savings Plan (the “Plan”) is a defined contribution plan and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). Effective January 1, 2002, assets of the Plan along with other assets from defined contribution plans sponsored by Unilever United States, Inc. (the “Company” or “UNUS”) are maintained in the Unilever United States, Inc. Master Savings Trust (the “Trust”). Prior to January 1, 2002, the Plan assets were held in the Bestfoods Savings Trust.

The following is a brief description of the Plan. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan, established on October 2, 1995, is a profit sharing defined contribution plan covering the following eligible employees of certain wholly-owned subsidiaries of Bestfoods (the “Company”):

1.	Charles Freihofer Baking Company, Inc. and Entenmann’s Inc. hourly non-union employees. Participants are former employees of the baking division of Kraft Foods, which was acquired on October 2, 1995.

2.	Arnold Foods Company, Inc. hourly union employees, located at the Oconomowoc, Wisconsin plant; effective October 1, 1997.

3.	Bouyea-Fassetts division of Charles Freihofer Baking Company, Inc. hourly non-union employees; effective January 1, 1998.

4.	Iberia Food Corp. salaried and hourly non-union employees; effective April 1, 1998.

5.	Henri’s Foods Products Co., Inc. hourly employees; effective October 1, 1998.

6.	Bestfoods Argo, Illinois hourly employees; effective July 1, 1999.

7.	Charles Freihofer Baking Company, Inc. union employees located at the Albany, New York plant; effective October 2, 1995.

8.	Bestfoods Chicago, Illinois plant union employees covered by a collective bargaining agreement between Bestfoods and the International Union of Operating Engineers, AFL-CIO Local 3999 or the United Food & Commercial Workers International Union, and AFL-CIO CLC Local 100A; effective April 1, 2000.

9.	Bestfoods Ridgefield, New Jersey hourly employees; effective September 1, 2000.

Hourly union employees represented by the Bakery, Confectionery, Tobacco Workers and Grain International Union AFL-CIO Local 58 at the Entenmann’s Inc. Frederick, Maryland plant became eligible to participate in the Plan effective July 1, 2000.

Hourly union employees represented by the International Union of Electronic, Electrical, Salaried Machine and Furniture Workers Local 302FW at the Bestfoods Specialty Markets Indianapolis, Indiana plant became eligible to participate in the Plan effective January 1, 2000.

Bestfoods Hourly Savings Plan	5
Notes to Financial Statements

Participant balances of employees at the Chicago, Illinois plant from the Bestfoods Hourly Savings/Retirement Plan (Chicago, IL; Franklin Park, IL) were transferred into the Plan in 2000. Participants began to contribute into the Plan April 1, 2000.

On October 4, 2000, Bestfoods merged with Unilever PLC, Unilever N.V., Unilever United States, Inc. and Titan Acquisition Company (collectively “Unilever”) whereby Bestfoods became a wholly-owned subsidiary of Unilever United States, Inc.

On July 30, 2001, Unilever sold the Bestfoods Baking Company to George Weston Bakeries Inc. Unilever transferred participant balances of $10,481,857 to the trustee of the George Weston Salaried Savings Plan in August 2001. Effective July 31, 2001, employees of the former Bestfoods Baking Company no longer contributed to the Plan.

Effective January 1, 2001, Franklin Park, IL hourly plant employees began to contribute into the Plan. Their balances of $919,146 from the Bestfoods Savings/Retirement Plan for Salaried Employees (Chicago, IL; Franklin Park, IL) was transferred into the Plan in January 2001. Also effective January 1, 2001 the Bayonne employees began to contribute to the Plan. Their balances from the Bestfoods Savings/Retirement Plan for Salaried Employees of $929,997 were transferred into the Plan in January 2001.

During 2002, certain participants of the Plan became participants of the ACH Food Companies, Inc. Thrift Plan for Collectively Bargained Employees (“The ACH Plan”), an unaffiliated plan. Accordingly, the Plan transferred $352,529 of the participants’ accumulated benefits to the ACH Plan.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions and Vesting

Generally, participants who have completed 1,000 hours of service during the first 12 months of employment may contribute up to 16% of their compensation and may invest in any one or a combination of seven funds.

The Plan provides for separate investment funds, each with a primary investment plan as described by the fund manager (except for amounts temporarily held pending investment and amounts held for disbursement).

Participants may change their investment elections daily. Participants are immediately vested in their contributions and the earnings thereon.

Participants may make deferred contributions to the Plan in accordance with Internal Revenue Code (IRC) Section 401k. These contributions result in a reduced salary for the employees for Federal income tax purposes. In accordance with the Tax Reform Act of 1986, the maximum amount an employee can contribute under the IRC was $11,000 in 2002 and $10,500 in 2001.

Bestfoods Hourly Savings Plan	6
Notes to Financial Statements

Generally, the first 6% of an employee’s salary which is contributed to the Plan is eligible for Company matching contributions. The amount of Company matching contributions varies and is at the discretion of the Company. The Company matching per dollar of employee contributions is as follows:

1.	Charles Freihofer Baking Company, Inc., Entenmann’s Inc., Bouyea-Fassetts - $0.57 up to 6% of an employee’s salary;

2.	Arnold Foods Company, Inc., Oconomowoc, Wisconsin plant - Participants are not eligible for Company matching contributions;

3.	Iberia Foods Corp. - $0.25 up to 6% of an employee’s salary;

4.	Henri’s Foods Products Co., Inc. - $1.00 up to 6% of an employee’s salary;

5.	Bestfoods Argo, Illinois plant - $0.25 up to 4% of employee’s salary contributed to the Plan;

6.	Charles Freihofer Baking Company, Inc. Albany, New York plant - Participants are not eligible for Company match contributions;

7.	Chicago, Illinois plant - $0.25 up to 4% of an employee’s salary contributed to the Plan;

8.	Indianapolis, Indiana plant - $0.30 up to 3% of an employee’s salary contributed to the Plan;

9.	Ridgefield, New Jersey plant - $0.25 up to 4% of an employee’s salary contributed to the Plan.

Participants are fully vested in the Company’s matching contributions after three years of service.

Forfeitures

Forfeitures are used to reduce future Company matching contributions. For the years ending December 31, 2002 and 2001, there were $15,096 and $0 of forfeitures, respectively. In addition, no forfeitures were used to offset Company matching contributions during either the year ended December 31, 2002 or 2001. At December 31, 2002 and 2001 forfeited balances available to the Company to offset future contributions totaled $64,258 and $49,162, respectively.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and (a) the Company’s contribution, (b) an allocation of Plan earnings, and (c) an allocation of forfeitures of terminated participant’s nonvested accounts. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Payment of Benefits

Benefit payments are made to participants upon retirement, disability, death or termination of employment. Distributions to participants or beneficiaries are in the form of lump-sum distributions.

A participant may withdraw the full value of his shares not based on deferred contributions. Shares based on deferred contributions may be withdrawn due to hardship.

Bestfoods Hourly Savings Plan	7
Notes to Financial Statements

Investments

For the year ended December 31, 2002, participants had the option to invest in, and direct the Company matching contributions towards any of the following funds:

•	The PRIMCO Interest Income Fund is primarily invested in guaranteed investment contracts issued by certain companies and synthetic guaranteed investment contracts wrapped by certain banks and insurance companies. The investment contracts are fully benefit responsive investment contracts which provide for a certain return for a specified period of time. The credit interest rates at December 31, 2002 and December 31, 2001 for the contracts range from 1.35% to 7.70% and 4.19% to 8.18%, respectively.

•	The Fidelity Asset Manager Fund invests primarily in stocks, bonds, and short-term cash instruments of both U.S. and foreign corporations and governments.

•	The Pyramid Equity Index Fund invests primarily in stocks that comprise the S&P 500 Index.

•	The Fidelity Magellan Fund invests in stocks and other securities (may include up to 20% in bonds) of a variety of large, medium, and small sized companies in a variety of industries (both domestic and foreign).

•	The PIMCO Total Return Fund invests in government, corporate, mortgage-backed, and foreign securities with an overall portfolio duration averaging 3 to 6 years.

•	The Fidelity Equity Income Fund invests mainly in dividend-paying common and preferred stocks, particularly of large, established companies with favorable prospects for both increased dividends and capital growth.

•	The Harbor Capital Appreciation Fund invests mainly in common stocks of domestic companies with market capitalizations of at least $1 billion, which exhibit above-average earnings growth potential.

•	The Capital Guardian International Equity Fund invests primarily in foreign stocks in developed markets and stocks of emerging markets.

•	The Unilever N.V. Stock Fund invests in shares of Unilever N.V. stock. Unilever N.V. is the ultimate parent of Unilever United States, Inc.

•	The Fidelity Growth & Income Portfolio Fund seeks long term capital growth, current income, and growth of income by investing in equity securities (including common and preferred stocks), convertible securities, bonds, futures and options.

•	The Fidelity Contrafund seeks long-term capital appreciation by investing primarily in common stock and securities convertible into common stock.

•	The Capital Guardian Emerging Markets Fund invests principally in developing country securities that are listed on a bona fide securities exchange or are actively traded in an over-the-counter market.

•	The T. Rowe Price Small Cap Stock Fund invests at least 65% of its total assets in stocks and equity-related securities of small companies.

Bestfoods Hourly Savings Plan	8
Notes to Financial Statements

•	The AF Washington Mutual Investors Fund-Class A invests primarily common stocks. The fund must be fully invested (95%) in the stocks of U.S. companies that meet the fund’s “eligible list” criteria, which include specific guidelines for return of capital, financial strength, and dividend payment.

•	The Fidelity Select Healthcare Portfolio Fund normally invests at least 80% of its assets in the common stocks of companies principally engaged in the design, manufacture, or sale of products or services used for or in connection with health care or medicine. The fund may invest in the securities of domestic and foreign issuers.

•	The Fidelity Select Technology Portfolio Fund invests at least 80% of its assets in the common stocks of companies principally engaged in offering, using, or developing products, processes, or services that will provide or will benefit significantly from technological advances and improvements. The fund may invest in the securities of domestic and foreign issuers.

•	The Fidelity Select Financial Portfolio Fund invests at least 80% of its assets in the common stocks of companies principally engaged in providing financial services to consumers and the financial industry. The fund may invest in the securities of domestic and foreign issuers.

•	The Fidelity Select Natural Resources Portfolio Fund invests primarily in common stocks and in certain precious metals. The fund normally invests at least 80% of its assets in the common stocks of companies principally engaged in owning or developing natural resources, or supplying goods and services to such companies, and in precious metals. The fund may invest in the securities of domestic and foreign issuers.

For the year ended December 31, 2001, participants had the option to invest in, and direct the Company matching contributions towards any of the following funds:

•	The Fidelity Growth & Income Portfolio Fund seeks long-term capital growth, current income, and growth of income by investing in equity securities (including common and preferred stocks), convertible securities, bonds, futures and options.

•	The Fidelity Spartan U.S. Equity Index Fund seeks to achieve a total return comparable to the total return of the S&P 500 by investing in the common stocks that make up the S&P 500 Index.

•	The Fidelity Contrafund seeks long-term capital appreciation by investing primarily in common stock and securities convertible into common stock.

•	The Fidelity Managed Income Portfolio Fund seeks to provide preservation of capital and a competitive level of income over time through the purchase of contracts issued by insurance carriers and banks.

•	The Fidelity Magellan Fund invests in stocks and other securities (may include up to 20% in bonds) of a variety of large, medium, and small sized companies in a variety of industries (both domestic and foreign).

•	The Fidelity Overseas Fund seeks long-term growth of capital through investment in common stock. Securities convertible to common stock and debt instruments of foreign businesses and governments.

Bestfoods Hourly Savings Plan	9
Notes to Financial Statements

•	The Fidelity Asset Manager Fund seeks a high total return by investing in domestic and foreign stocks, bonds and short-term instruments.

Loans to Plan Participants

Participants may borrow from their fund accounts a minimum of $1,000 and a maximum of $50,000 reduced by the highest outstanding balance of Plan loans during the one-year period ending on the loan request date or the outstanding balance of prior Plan loans as of the loan request date or up to 50% of their vested account balance.

The loans bear interest at the prime rate as of the loan request date plus one percent. Loans are repaid through payroll deductions and are reinvested into the participant’s account according to the current investment election.

Administrative Expenses

Investment management fees for all funds are paid by the Plan. All other administrative expenses are paid by the Company.

Termination

Upon termination of employment, participants who have completed three years of service are entitled to all of their vested balances. These balances shall be paid to the participant in a lump sum as soon as practicable following such termination. Between the date of termination and the date at which the vested balance is disbursed, each participant may be assessed a reasonable fee to defray the expenses of maintaining and administering his account in the Plan as well as the Trust.

Although the Employer has not expressed any intent to do so, it has the right under the Plan to discontinue its contributions, and to terminate the Plan subject to the provision of ERISA. In the event of termination, the Plan’s net assets shall be allocated to the participants, all of whose accounts shall become fully vested at that time.

Other

At December 31, 2002 and 2001, there were 532 and 655 participants, respectively, some of whom elected to invest in more than one fund. Set forth below is the number of participants investing in each fund.

Bestfoods Hourly Savings Plan	10
Notes to Financial Statements

	December 31,

	2002	2001
Fidelity Managed Income Portfolio Fund	—	490
Fidelity Growth & Income Portfolio Fund	278	367
Fidelity Contrafund	224	291
Fidelity Magellan Fund	340	435
Spartan US Equities Index Fund	—	99
Fidelity Overseas Fund	—	116
Fidelity Assets Manager Fund	77	87
PRIMCO Interest Income Fund	400	—
PIMCO Total Return Fund	14	—
Fidelity Equity Income Fund	2	—
BT Pyramid Equity Index Fund	85	—
T. Rowe Price Small Cap Stock Fund	8	—
Capital Guardian International Equity Fund	85	—
Unilever N.V. Stock Fund	13	—
Fidelity Select Financial Portfolio Fund	7	—
Fidelity Select Healthcare Portfolio Fund	9	—
Fidelity Select Natural Resource Portfolio Fund	5	—
Fidelity Select Technology Portfolio Fund	4	—
Capital Guard Emerging Markets Fund	2	—
AF Washington Mutual Investors Fund	1	—

2.	Summary of Significant Accounting Policies

Basis of Presentation

The Plan’s financial statements have been prepared on the accrual basis of accounting in conformity with generally accepted accounting principles.

Valuation of Trust Investments

Shares of participation in the various funds, other than the Interest Income Fund and the Unilever N.V. Stock Fund are valued based on quoted market prices as of the last business day of the year.

The guaranteed investment contracts and the synthetic guaranteed investment contracts in the Interest Income Fund are stated at contract value, which approximates fair value.

Unilever N.V. stock in the Unilever N.V. Stock Fund is valued at market value based on its quoted market price as of the last business day of the year.

Investment Transactions and Investment Income of the Trust

Dividend income is recorded on the ex-dividend date. Income from other investments is recorded as earned on an accrual basis. The average cost basis is used in determining gain or loss on Trust investments sold.

Purchases and sales of securities are reflected as of the trade date.

The Plan presents in the Statement of Changes in Net Assets Available for Plan Benefits the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains and losses and the unrealized appreciation (depreciation) on those investments.

Bestfoods Hourly Savings Plan	11
Notes to Financial Statements

Benefit Payments

Benefit payments are recorded when paid.

Administrative Expenses

Investment management fees for all funds are paid by the Plan. All other administrative expenses are paid by the Company.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities at the date of the financial statements. These significant estimates include fair market values of investments. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan provides for various investment options in any combination of stocks, bonds, fixed income securities, mutual funds, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the statement of net assets available for plan benefits and the statement of changes in net assets available for plan benefits.

The Trust is exposed to credit loss in the event of non-performance by the companies with whom guaranteed investment contracts are placed. However, the Plan administrator does not anticipate non-performance by these companies. The Plan administrator believes that the risk to the Trust portfolio from credit loss is not material due to the diversified nature of assets held.

3.	Tax Status of the Plan

The Plan received a favorable tax determination letter from the Internal Revenue Service dated July 11, 2001, stating that the Plan, as amended, complies with the Internal Revenue Code (IRC) of 1986 as amended. The Plan has been amended since receiving the determination letter; however, the Plan’s administrator and counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been made in the Plan’s financial statements.

4.	Investments Held by the Trust

This Plan joined the Unicare Master Savings Trust on January 1, 2002.

The Trust primarily comprises the assets of the following plans:

•	Unicare Savings Plan

•	Savings Plan for Lever Brothers Employees Represented by the ICWUC

•	Thrift and Savings Plan for “Certain” Employees of Lever Brothers Company

Bestfoods Hourly Savings Plan	12
Notes to Financial Statements

The Plans listed above comprise approximately 99% of the investments held by the Trust as of December 31, 2002. The Trust also holds investments for a number of other Plans sponsored by subsidiaries of Unilever United States, Inc. The Plan has an undivided interest in certain assets of the Trust and sole interests in other assets of the Trust. Certain investment assets of the Trust and related earnings are allocated to the Plans participating in the Trust based upon the total of each individual participant’s share of the Trust. On an overall basis, the Plan has a 0.5% interest in the investments of the Trust as of December 31, 2002.

The Plan’s approximate share of investments held by the Trust at December 31, 2002 were as follows:

2002
Short-Term Investment Fund	0.1%
Mutual Funds	0.8
Commingled Fund	0.1
Guaranteed Investment Contracts	0.1
Synthetic Guaranteed Investment Contracts	0.1
Unilever N.V. Stock Fund	0.1
Loan Fund	1.8

At December 31, 2002, the financial position of the Trust was as follows:

2002
Investments at fair value:
Short-term investment fund (cost approximates fair value)	$35,371,960
Mutual fund (cost $905,724,446)	751,105,336
Commingled fund (cost approximates contract value)	202,681,776
Guaranteed investments contracts (cost approximates contract value)	40,741,306
Synthetic guaranteed investment contracts (cost approximates contract value)	468,057,093
Unilever N.V. stock fund (cost $36,206,283)	47,993,726

Total investments	1,545,951,197
Loans to participants	35,844,164

Total Master Trust	$1,581,795,361

The following presents investments that represent 5 percent or more of the Trust’s net assets for the year ended December 31, 2002:

Fidelity Magellan Fund, 2,077,095 shares	$164,007,433
PRIMCO Interest Income Fund, 744,374,486 shares	744,374,486
PIMCO Total Return Institutional Fund, 10,937,373 shares	116,701,769
Pyramid Equity Index Fund, 19,863,159 shares	142,220,220

Bestfoods Hourly Savings Plan	13
Notes to Financial Statements

The changes in the Trust net assets for the years ended December 31, 2002 and 2001 were as follows:

2002
Additions:
Additions of net assets attributed to:
Investment income:
Net depreciation in fair value of investments	$(187,682,832)
Interest	46,638,494
Dividends	14,005,847

(127,038,491)
Contributions and other additions:
Contributions from participants	68,927,238
Contributions from employer	35,906,392
Rollover contributions	17,652,154
Transfer of plan assets in from affiliated plans	491,726,019

Total additions	487,173,312
Deductions:
Deductions from net assets attributed to:
Benefits paid to participants	238,685,493
Administrative expenses	497,686
Transfer of plan assets out to unaffiliated plans	24,889,594

Total deductions	264,072,773

Net additions	223,100,539
Net assets available for benefits:
Beginning of year	1,358,694,822

End of year	$1,581,795,361

The net appreciation (depreciation) of investments held in the Trust by fund, which consists of the realized gains (losses) and the unrealized appreciation (depreciation) on these investments for the year ended December 31, 2002 was as follows:

2002
Net(depreciation) appreciation in fair value of investments:
Mutual funds	$(191,378,572)
Unilever N.V. stock	3,695,740

Net depreciation	$(187,682,832)

Bestfoods Hourly Savings Plan	14
Notes to Financial Statements

5.	Investments

At December 31, 2001, the following investments represented five percent or more of the Plan’s net assets which were maintain in the Bestfoods Savings Trust:

2001
Mutual Funds:
Fidelity Magellan Fund	$2,111,370
Fidelity Contrafund	1,045,118
Fidelity Growth & Income Portfolio	1,291,675
Fidelity Asset Manager	966,817
Fidelity Spartan U.S. Equity Index Fund	1,720,825
Fidelity Managed Income Portfolio	2,875,528

The net depreciation in fair value of investments held by the Plan in the Bestfoods Savings Trust, which consists of the realized losses and the unrealized depreciation on these investments for the year ended December 31, 2001 was as follows:

2001
Mutual Funds	$(1,870,938)
Common Stock	(151)

Net depreciation in fair value of investments	$(1,871,089)

6.	Transactions with Related Parties and Parties-in-Interest

The Unilever N.V. Stock Fund invests in shares of Unilever N.V. Stock. This fund is designed as a means of employees to participate in the potential long-term growth of Unilever.

Certain Trust investments consist of units in investment funds managed by Fidelity. Fidelity owns these investment funds, and is a party-in-interest as defined by ERISA. In the opinion of the Plan administrator, fees paid during the year for services rendered by parties-in-interest were based on customary and reasonable rates for such services.

Consent of Independent Accountants

, 2003

We hereby consent to the incorporation by reference in that certain Registration Statement on Form S-8 of Unilever N.V., File Number 333-14248, of our report dated June 27, 2003, relating to the financial statements of the Bestfoods Hourly Savings Plan as of December 31, 2002 and 2001 and for the years then ended which appear in this Form 11-K.

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP

New York, New York
June 27, 2003

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

BESTFOODS HOURLY SAVINGS PLAN

By:	/s/ Jacqueline Ross

JACQUELINE ROSS SENIOR COUNSEL EMPLOYEE BENEFITS

June 27, 2003

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADDED BY SECTION 906 OF THE
SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of the Bestfoods Hourly Savings Plan (the “Plan”) on Form 11-K for the period ending December 31, 2002 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Jacqueline Ross, Secretary – Unilever United States, Benefits Administrative Committee, certify, pursuant to 18 U.S.C. §1350, as added by § 906 of the Sarbanes-Oxley Act of the 2002, that, based on my knowledge:

(1)	The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)	The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Plan.

UNILEVER UNITED STATES BENEFITS ADMINISTRATIVE COMMITTEE

By:	/s/ Jacqueline Ross

JACQUELINE ROSS SECRETARY

June 27, 2003

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADDED BY SECTION 906 OF THE
SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of the Bestfoods Hourly Savings Plan (the “Plan”) on Form 11-K for the period ending December 31, 2002 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Robert Rinaldi, Director, Benefits, Finance and Investments – Unilever United States, Inc., certify, pursuant to 18 U.S.C. §1350, as added by § 906 of the Sarbanes-Oxley Act of the 2002, that, based on my knowledge:

(1)	The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)	The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Plan.

UNILEVER UNITED STATES BENEFITS ADMINISTRATIVE COMMITTEE

By:	/s/ Robert Rinaldi

ROBERT RINALDI DIRECTOR, BENEFITS, FINANCE & INVESTMENTS – UNILEVER UNITED STATES,INC.

June 27, 2003